July 13, 2007

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Compañía de Telecomunicaciones de Chile S.A.
(Telecommunications Company of Chile)
Form 20-F for Fiscal Year Ended December 31, 2006
Filed April 13, 2007
File No. 1-10579

Dear Mr. Spirgel:

Thank you for your letter dated June 5, 2007, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 20-F for the year ended December 31, 2006 of Compañía de Telecomunicaciones de Chile S.A. (Telecommunications Company of Chile or the “Company”).

We set forth below our responses to the Staff’s comments. In order to facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text and our responses follow each comment.

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Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
July 13, 2007

Changes in internal controls, page 107

1.
We note your disclosure that “[n]o significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.” (emphasis added).  Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred at the end of your last fiscal year that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred at the end of your fiscal year that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K.

We hereby confirm that there was no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Consolidated Statements of Shareholders’ Equity, page F-7
Consolidated Statements of Cash Flows, page F-8

2.           Please tell us the nature of the 2006 capital decrease of ThCh$40.6 billion.

As described in note 25 (a) page F-39, of the consolidated financial statements, on April 20, 2006, the extraordinary shareholders meeting approved the modification of the Company’s bylaws to decrease capital by ThCh$40,200,514, in order to distribute excess cash in that amount to the shareholders in 2006. This capital distribution was equivalent to Ch$42 per share or Ch$168 per ADR.

Note 2(aa).  Statement of cash flows, page F-16

3.	Please confirm to us that your cash and cash equivalents only include the resell and time deposits with a remaining maturity of less than 90

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
July 13, 2007

days at the time of purchase. If not, revise your US GAAP reconciliation accordingly.

Page F-16 contains the note to the Statement of Cash Flows prepared in accordance with local accounting principles, which include as cash and cash equivalent any instrument maturing less than 90 days after the financial statement closing date. The list of time deposits is found on page F-18 and the information relating to resale agreements is found on page F-27.

Under US GAAP, we have included as cash and cash equivalents only those time deposits and instruments purchased under resale agreements maturing less than 90 days from the purchase date. Page F-73 lists the information relating to the Statement of Cash Flows under US GAAP, showing a ThCh$ (5,691,559) adjustment due to a reclassification of instruments exceeding 90 days from purchase date, which refers only to time deposits.

Note 3(ii).  Changes in estimation of international traffic, page F-17

4.	Please tell us why the net charge does not represent a correction of an error related to your previous methodology.

Given the nature of the international telecommunications industry, which deals with agreements that are settled on a delayed basis, estimates of amounts receivable and payable are gleaned from the best information available at the time. These agreements provide for a range of different prices depending upon actual traffic volume. Settlement is made as much as 18 months later, and in some cases even 24 months later.

In the second half of 2005, the Company decided to implement a computerized system that would make it possible to measure, value and determine estimates with greater accuracy. For purposes of initially loading the new system, it was decided to recalculate traffic flows for the last three years (2003 to 2005) on the basis of prepayments or partial payments with certain correspondents, which made it possible to refine the data relating to amounts and traffic minutes accumulated and outstanding as of such date.

As a result of the above, with the additional information obtained in the process, estimates for provisions changed and the actual net balances of amounts receivable from and payable to correspondents were refined, which in the

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
July 13, 2007

aggregate meant recording a net charge to income in the amount of ThCh$ 10,624,218 (US$ 20.7 million) for the second half of 2005.

As stated above, the new system provided information to the Company much earlier than in the past, some of which would have been sourced from counterparties, and provided additional information not previously available. Accordingly, the Company believes the accounting for the refinement as a change in estimate is appropriate and consistent with the definition of such a change in accounting estimate in Statement of Financial Accounting Standards 154 (SFAS 154), paragraph 2.d. The Company used the best information available prior to the implementation of the new system in preparing its financial statements. The Company also notes that the change did not result from mathematical mistakes or misuse of facts that existed at the time the prior years financial statements were prepared  and, therefore, could not have been an error as that term is defined in SFAS 154, paragraph 2.h.

Note 37(k).  Revenue Arrangements with Multiple Deliverables, page F-57

5.
For your contracts relating to your business of providing voice and internet data service to corporate customers, tell us your revenue recognition and the related cost recognition policies for equipment sales under US GAAP.

Voice and data service agreements with corporate customers, which also provide for equipment sales, are recorded pursuant to EITF 00-21 as independent accounting units. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables and that  the corresponding revenue recognition policy be applied to each component. Revenue relating to the bundled contract is allocated to the different deliverables identified, based on their relative fair values (i.e., the fair value of each individual component deliverables in relation to the total fair value of the bundled deliverables).  Thus, revenue from equipment sales is recognized upon transfer of the risks and rewards of, or control over, the assets to the customer upon delivery, while the cost associated with the sold equipment is recognized at inventory value (book value) in the cost of sales at the time the sale is recognized.

6.	We note that you sold cellular handsets combined with “free” prepaid minutes. Provide us with more details of the overall arrangement and

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
July 13, 2007

your accounting for the arrangement, including the sale of the handset, the “free” prepaid minutes, and the activation fees. Refer to your basis in the accounting literature under US GAAP.

Until July 2004, the Company sold mobile telephone services and the cellular handsets required for such services. The business offer included prepaid plans comprising the sale of cellular equipment bundled with a certain amount of “free” minutes.

Based on the provisions of EITF 00-21, the Company determined that the sale of cellular equipment bundled with free prepaid minutes made for independent accounting units. As described in answer to previous question, the total valuation of the bundle was allocated among the separate accounting units based on the relative fair value of each.

As a result, revenue from equipment sales was recognized upon transfer of the risks and rewards of, or control over, such equipment to the customer upon delivery, and the cost associated with such sold equipment was recognized at inventory value (book value) in the cost of sales at the time the sale is recognized.

Revenues and costs associated with free minutes were deferred and recognized during the actual usage period.

Any activation fees, which represents the excess of the proceeds received over the aggregate fair values of the handset and free minutes included in the arrangement, were deferred and recognized during the estimated average period of customer tenure. Such amounts have been insignificant.

It is worth noting that, as indicated on page F-42, Note 26(a), the Company sold its mobile business affiliate in July 2004.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
July 13, 2007

Note 37(m).  Connection Fees and Installation Costs, page F-58

7.
Please tell us the reason for changing your accounting for connection fees and installation costs under US GAAP.  Also, tell us why your current accounting is appropriate under US GAAP.  Include in your response references to the appropriate accounting literature.  Finally, tell us how you applied SAB 108 and tell us the amount of the cumulative effect adjustment.

Until 2003, pursuant to SAB 104, the Company deemed connection revenues to be an upfront fee representing the end of a separate revenue process, with direct costs associated with such connection revenues. In this case, connection revenues and installation costs were mainly associated with the sale of primary fixed telephone lines (single-product sale).  In addition, connection was not considered essential for the telephone equipment’s functionality , as such installation services could have been sourced, and were in fact sourced, from parties unrelated to the company.

In the past three years, there has been a significant shift in the Company’s business with the introduction of broadband and the launching of the television business. The provision of these services is necessarily associated with the existence of a fixed-telephone line. The business model used for these sales is (multi-product) bundling.

While it is the Company’s business policy to charge connection fees to customers requesting service bundling and lacking a primary fixed telephone line, it should be noted that, due to current market conditions, this practice is infrequent.

To provide bundled services to its customers, the Company incurs costs to install assets that cannot be used by other service providers, and that are essential to the functionality and provision of the multi-product bundled services offered by the Company.

In view of the above and the provisions of SAB 104, commencing in 2006, connection fees collected upon the sale of bundles have been recorded by the Company as deferred revenues and recognized in the income statement during the estimated average period of customer tenure. Such amounts have been insignificant.   Installation costs are capitalized in fixed assets and depreciated according to their useful life.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
July 13, 2007

To determine the adjustment for deferral of broadband connection fees and installation costs not recorded at December 31, 2005, we applied SAB 108, using the rollover and iron curtain methods to quantify the adjustment and evaluate its impact on the financial statements. The detail is as follows:

(in ThCh$)	(Under-) /Overstatement of income
	Rollover	Iron-curtain
December 31, 2004	(44,528)	(44,528)
December 31, 2005	356,276	311,748
December 31, 2006	(311,748)	-

The unadjusted amount in 2004 and 2005, and the change of the accounting treatment in 2006 with a charge to income of ThCh$ 311,748, did not have a material impact on the financial statements of respective years.

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Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
July 13, 2007

In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned in Santiago, Chile at 562-6913867 or fax: 562-6913289, or our counsel, Nicholas Kronfeld of Davis Polk & Wardwell, at 212-450- 4950 or fax: 212-450-3950.

Very truly yours,

/s/ Julio Covarrubias Fernández
Julio Covarrubias Fernández Chief Financial Officer

cc:	Nicholas A. Kronfeld
Davis Polk & Wardwell

Andrés Marchant
Ernst & Young Ltda.

Taiwo Danmola
Ernst & Young LLP

Mark O. Foreman
Ernst & Young LLP